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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

 X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009.

OR

      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______________to_______________

Commission file number  001-13643

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THRIFT PLAN FOR EMPLOYEES OF ONEOK, INC. AND SUBSIDIARIES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ONEOK, Inc.
100 West Fifth Street
Tulsa, Oklahoma  74103

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries:

Financial Statements and Schedules

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits - December 31, 2009 and 2008

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2009

Notes to Financial Statements

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibits

23 - Consent of Independent Registered Public Accounting Firm

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm)

THRIFT PLAN FOR EMPLOYEES OF
ONEOK, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits -
Year Ended December 31, 2009	3

Notes to Financial Statements	4-11

Schedule

1	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm

ONEOK, Inc. Audit Committee
Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries
Tulsa, Oklahoma

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule included herein is presented for the purpose of additional analysis and is not a required part of the 2009 basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2009 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2009 basic financial statements taken as a whole.

                /s/ BKD LLP

Tulsa, Oklahoma
June 24, 2010

THRIFT PLAN FOR EMPLOYEES OF
ONEOK, INC. AND SUBSIDIARIES

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008
(In thousands)
	2009	2008
Investments, at fair value:
Money market fund	$38,611	$39,580
Mutual Funds	264,448	196,729
Guaranteed investment contract funds	7,681	8,784
Government securities	110	131
Common stock of ONEOK, Inc.	293,042	180,174
Common stock of Westar Energy, Inc.	1,466	1,571
Participant loans	20,217	19,233
Net assets available for benefits	$625,575	$446,202

See accompanying notes to financial statements.

THRIFT PLAN FOR EMPLOYEES OF
ONEOK, INC. AND SUBSIDIARIES

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009
(In thousands)
2009
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$157,905
Dividends	15,838
Interest	1,091
Other	110
Total investment income	174,944

Contributions:
Participants	21,561
Employer	14,675
Rollovers	660
Total contributions	36,896

Total additions	211,840

Deductions to net assets attributed to:
Benefits paid to participants	(32,467)

Net increase in net assets available for benefits	179,373
Net assets available for benefits, beginning of period	446,202
Net assets available for benefits, end of period	$625,575

See accompanying notes to financial statements.

Notes to Financial Statements

(1)	Description of Plan

A brief description of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries (the Plan) follows and is provided for general information only.  Participants should refer to the full text of the Plan document for more complete information.

(a)	General

The Plan is administered by the Benefit Plan Administration Committee of ONEOK, Inc. (the Plan Administrator) and is provided for the benefit of the employees of ONEOK, Inc. and its subsidiaries (the Company).  The Plan is a defined contribution plan which covers substantially all employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Participation and Contributions

An employee may begin participation on the first day of the month following or coinciding with employment.  There is no minimum service or age requirement.  Participants may make pre-tax and/or Roth 401(k) contributions of any whole percentage of their eligible compensation up to a combined maximum of 24 percent if certain contribution limitations are not exceeded.  Participants may make after-tax contributions of any whole percentage of their eligible compensation up to a maximum of 6 percent.

Participants age 50 and older before the end of the calendar year can make an additional pre-tax or Roth 401(k) catch-up contribution if they are either deferring the 24 percent maximum pre-tax and/or Roth 401(k) contribution or will reach the maximum dollar amount.  The maximum dollar amount allowed in 2009 was $16,500 and the maximum catch-up contribution allowed was $5,500.  Catch-up contributions are not eligible for Company matching contributions.

Employees not covered by a collective bargaining agreement are eligible for Company matching contributions immediately upon enrollment in the Plan.  Employees covered by a collective bargaining agreement are eligible for Company matching contributions after one year of service.

There are limits on the total combined employee and employer annual contributions for all defined contribution plans sponsored by the Company.  The Plan is a defined contribution plan subject to the combined annual contribution limit.  For 2009, the maximum for employee and employer contributions was the lesser of 100 percent of the participant’s base earnings or $49,000.  These limits are indexed and may be adjusted periodically by the Internal Revenue Service (IRS).

The Plan contains a power of choice feature for dividends paid on ONEOK, Inc. common stock held in a participant’s account.  Participants that have ONEOK, Inc. common stock as an investment option are eligible to receive cash payments for dividends over $100.  If the quarterly dividend is over $200, participants may receive 50 percent of the dividend in cash and have 50 percent of the dividend reinvested in ONEOK, Inc. common stock.  If the quarterly dividend payment is under $100, 100 percent of the dividends will be reinvested in ONEOK, Inc. common stock.

Dividends reinvested are considered pre-tax contributions, but are not subject to Plan limits or limits under applicable rules of the IRS.

(c) Participant Accounts

Participants have the right to designate the investment of their account balances, including their contributions and deferrals and the Company’s matching contributions.  If no investment option is elected by a participant, the funds in the participant’s account are invested in the Schwab Managed Retirement Trust fund maturing closest to the year in which the participant will attain age 65.  Participants may direct the investment of their account balances to more than one option.  However, the minimum investment that can be directed to any one option is 1 percent, and whole increments of 1 percent must be used.

Participants may direct the sale or other disposition of securities in their account and may change their investment instructions to the Trustee of the Plan (Plan Trustee) on a daily basis except during scheduled suspension periods.  Neither the Company nor the Plan Trustee guarantees the value of the investments nor do they indemnify any participant against any loss that may result from such investments.

All interest, dividends and other income received by the Plan Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant’s account.  Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities for the Plan are either added to the cost of the securities purchased or deducted from the proceeds of the sale.  The cost charged to a participant’s account for each share of securities purchased is the average cost for all such securities purchased during the day for the Plan.

The Plan provides for regularly scheduled suspension periods during which participants cannot change Plan investments in ONEOK, Inc. common stock.  Dividends are generally declared on ONEOK, Inc. common stock after the end of each calendar quarter.  A record date for determining the shareholders entitled to receive a quarterly dividend is set by the Board of Directors.  Under the Plan, purchases and sales of ONEOK, Inc. common stock are usually temporarily suspended shortly before the record date for about three to five days in order to determine which Plan accounts hold ONEOK, Inc. common stock on the record date and are entitled to receive a dividend payment.

Certain mutual fund companies have implemented market timing restrictions designed to protect the long-term investors in the mutual fund.  These restrictions limit the number of exchanges an investor can initiate within a given period of time and certain funds charge a redemption fee.  Regularly scheduled sales for distributions and purchases from payroll contributions are not subject to the restrictions.

If a participant is an officer or an employee in one of certain designated work groups (regardless of the level of position), the participant must obtain approval of all trading activity in the participant’s Plan account which involves ONEOK, Inc. common stock prior to the execution of the transaction.  For these employees, there are periods during which the participant can buy or sell ONEOK, Inc. common stock during the year.  Generally, these periods begin three days after the public release of quarterly or annual financial results for ONEOK, Inc. and continue until the first day of the following calendar quarter.

(d)   Vesting

Company contributions to the account of a participant and income and earnings, if any, attributable to the account of the participant are immediately and fully vested for the benefit of that participant upon receipt by the Plan Trustee (subject to subsequent loss, if any, through a decline in the market value of investments).

(e)    Distributions and Withdrawals

Participants may borrow from the Plan a minimum of $1,000 with a maximum amount not to exceed $50,000 or 50 percent of the non-forfeitable accrued benefit of the participant, whichever is less.  The Plan allows two outstanding loans from a participant’s account at any time.  Roth 401(k) contributions and related earnings are not eligible for loan withdrawal.

Participant loans have a repayment schedule of no more than 60 months with the exception of a loan used to purchase a principal residence, in which case the term of the loan repayment may be for a period not to exceed 120 months.  The participant has the option to repay the loan in full at any time without penalty.

The interest rate on participant loans is the prime interest rate published in The Wall Street Journal on the first day of the month in which the loan was requested.  The interest rate remains the same throughout the term of the loan.  Interest rates on loans outstanding at December 31, 2009, ranged from 3.25 percent to 12.5 percent.

In-service withdrawals from a participant’s account are permitted under specific circumstances as follows:

•
After-tax contributions can be withdrawn for at least $500 or the full value of the participant’s after-tax contributions if less than $500.  If earnings are included in the withdrawal, there is a six-month suspension of Company matching contributions on new contributions by the participant into the Plan.

•
When participants reach age 59 ½ and have completed five years of Plan participation, they are allowed a one-time in-service withdrawal from the Plan at any time and for any reason, without qualifying for a hardship withdrawal or suspending Plan contributions or Company matching contributions.

•
Former Western Resources, Inc. employees have grandfathered withdrawal options based on their account balances as of January 11, 1999.  A withdrawal using these grandfathered withdrawal options results in a six-month suspension of Company matching contributions on new contributions by the participant into the Plan.

•	Roth 401(k) contributions and related earnings are not eligible for in-service withdrawals.

Hardship withdrawals from a participant’s account are allowed after a participant has exhausted all in-service withdrawals and participant loans and has submitted an application to the Plan showing current proof of qualifying hardship.  If a hardship withdrawal is approved, the participant is ineligible to make contributions to the Plan or receive Company matching contributions during the following six months.

The full value of the participant’s Plan account balance becomes payable if any of the following occur:

1.	the participant retires or otherwise terminates employment with the Company, for any reason, and the participant’s total account balance does not exceed $5,000;
2.	the participant dies;
3.	the Plan is terminated; or
4.
the Plan is modified in such a way that it adversely affects the participant’s right to the use of or withdrawal from the account (as long as the participant’s request is made within 90 days of the effective date of the modification).

If a participant retires or otherwise terminates employment with the Company and the total account balance is more than $5,000, the participant may leave the balance in the Plan, make a direct rollover from the Plan to another employer’s qualified retirement plan or an Individual Retirement Account

(IRA), or receive a single lump sum payment from the Plan as soon as administratively possible after leaving the Company.  Such participant who leaves the balance in the Plan may elect to defer distribution of the account until a later date but not beyond April 1 of the calendar year following the calendar year the participant attains age 70 ½, at which time a distribution of the full account is required.  If the participant’s account balance does not exceed $5,000, then the account will be distributed to the participant as soon as administratively possible, unless the participant directs a rollover to another employer’s qualified plan or an IRA.  If the participant does not complete a distribution election form and the account balance is less than $1,000, a lump sum cash payment will be made.  If a distribution election form is not completed and the balance is between $1,000 and $5,000, it will be paid to an IRA for the participant.

If a participant receives a lump-sum distribution from the Plan, the IRS requires the Plan to automatically withhold 20 percent for federal income taxes, which is submitted to the IRS by the Plan Trustee on behalf of the participant.  In addition to federal income taxes, some states require mandatory withholding of state income taxes on taxable distributions.  The 20 percent federal income taxes and applicable state income taxes are not withheld if a participant elects to make a direct rollover of the distribution to an IRA or another employer’s qualified retirement plan.  An additional 10 percent income tax generally will be imposed on the taxable portion of distributions or withdrawals unless the participant has reached age 59 ½.

(f)     Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA.  Upon termination of the Plan, each participant would receive distribution of the entire balance of his/her Plan account.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

Quoted market prices, if available, are used to value the Plan’s investments.  Mutual funds are valued at the net asset value of shares held by the Plan at year end.  The guaranteed investment contract funds are the result of the Plan’s investment in the Federated Capital Preservation Fund and the SEI Stable Asset Fund, which primarily invest in guaranteed investment contracts, synthetic guaranteed investment contracts and other investments with similar characteristics.  Investments in the guaranteed investment contract funds are stated at fair value, which approximates contract value.  The Plan’s investments in guaranteed investment contract funds are valued based on information reported by the trustee using audited financial statements of the guaranteed investment contract funds.  Participant loans are stated at amortized cost, which approximates market value.  All other investments are stated at fair value based on the current market value of the respective investments at the end of the year.  All investments are held by Bank of Oklahoma, N.A., as Plan Trustee.

The Company has a Plan Expense Reimbursement Program with Fidelity Investment Company (Fidelity), which pays the Plan an amount equal to 3.75 basis points per quarter (or 15 basis points annually) based on the average daily balances invested in Fidelity’s mutual funds by participants in the Plan.  The total quarterly payment is limited to $6.25 per participant as of the last day of the quarter.  This quarterly payment is paid by Fidelity and does not impact the overall expense ratio of the fund.  The Company passes the quarterly payments through as earnings to participants invested in the Fidelity mutual fund offered by the Plan. The quarterly payments are allocated based on each individual participant’s account balance on the day the reimbursement is received.

Dividend income is recorded as of the ex-dividend date and is allocated to participants’ accounts on the date of payment.

The Plan provides for investments in various investment securities which, in general, are exposed to risks, such as interest rate, credit and overall price and market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities held in participants’ accounts will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(c)	Administrative Costs

All costs and expenses for administering the Plan, including expenses of the Plan Administrator and fees and expenses of the Plan Trustee, except for loan origination fees, brokerage commissions, investment fund expense ratios, redemption fees, and transfer taxes applicable to investment of securities or investments acquired or sold for a participant’s account, are paid by the Company or the Plan as provided by the Plan Document.  For the year ended December 31, 2009, the Company has paid all costs and expenses for administering the Plan and has not sought reimbursement from the Plan.

(d)	Payment of Benefits

Benefits or withdrawals are recorded when paid.

(e)	Income Taxes

The Plan is intended in all respects to be a qualified plan under the Internal Revenue Code of 1986, as amended (the Code).  The Plan received a favorable determination letter from the IRS dated November 4, 2002, stating that the Plan, as designed with the proposed amendments (which were adopted in the amendment and restatement effective January 1, 2003), was in compliance with the applicable requirements of the Code.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed and being operated within the applicable requirements of the Code.  The Plan is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2006.

(f)	Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the Plan Administrator relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

(3)	Investments

(a)    Fair Value of Plan Assets

Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The plan utilizes a fair value hierarchy that prioritizes inputs to valuation techniques based on observable and unobservable data and categorizes the inputs into three levels.  The levels are described below.

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.
•
Level 2 - Significant observable pricing inputs other than quoted prices included within Level 1 that are either directly or indirectly observable as of the reporting date.  Essentially, this represents inputs that are derived principally from or corroborated by observable market data.

•
Level 3 - Generally unobservable inputs, which are developed based on the best information available and may include our own internal data.  In certain cases where Level 1 and Level 2 inputs are not available, investments are classified within Level 3 of the hierarchy.

The following table sets forth the Plan’s recurring fair value measurements for the level within the fair value hierarchy for the periods indicated (in thousands):

	Fair Value at December 31, 2009
Assets	Level 1	Level 2	Level 3	Total
Investments:
Money market fund	$38,611	$-	$-	$38,611
Mutual funds	264,448	-	-	264,448
Guaranteed investment contract funds	-	-	7,681	7,681
Government securities	110	-	-	110
Common stocks	294,508	-	-	294,508
Participant loans	-	-	20,217	20,217
Total assets	$597,677	$-	$27,898	$625,575

	Fair Value at December 31, 2008
Assets	Level 1	Level 2	Level 3	Total
Investments:
Money market fund	$39,580	$-	$-	$39,580
Mutual funds	196,729	-	-	196,729
Guaranteed investment contract funds	-	-	8,784	8,784
Government securities	131	-	-	131
Common stocks	181,745	-	-	181,745
Participant loans	-	-	19,233	19,233
Total assets	$418,185	$-	$28,017	$446,202

The following sets forth a reconciliation of the Plan’s recurring Level 3 fair value measurements for the periods indicated (in thousands):

	Guaranteed Investment Contract Funds	Participant Loans
Balance, January 1, 2009	$8,784	$19,233
Purchases, issuances and settlements, net	(1,103)	984
Balance, December 31, 2009	$7,681	$20,217

        (b)    Individual Investments Greater Than 5 percent of Net Assets

The following table presents the fair value of individual investments that represent 5 percent or more of the Plan’s net assets at December 31, 2009 and 2008 (in thousands):

	2009	2008
Cavanal Hill U.S. Treasury Fund	$38,611	$39,580
American Beacon Large Cap Value Fund	$39,784	$32,057
Fidelity Balanced Fund	$31,762	$24,555
Vanguard Primecap Fund	$61,106	$45,731
Vanguard Institutional Index Fund	*	$23,338
PIMCO Total Return Fund	$32,294	$25,149
Common stock of ONEOK, Inc.	$293,042	$180,174

* Amount less than 5% for period indicated.

    (c)    Net Appreciation by Investment Class

The following table presents the net appreciation (depreciation) in fair value for each class of investment for the year ended December 31, 2009 (in thousands):

2009
Mutual funds	$54,427
Government securities	(17)
Common stock of ONEOK, Inc.	103,409
Common stock of Westar Energy, Inc.	71
Money market funds	15
Net appreciation	$157,905

(d)    Investment Options

The following funds are frozen and no new monies may be added:  SEI Stable Asset Fund, Federated Capital Preservation Fund, Series “EE” Savings Bonds and common stock of Westar Energy, Inc.  In 2010, the Plan closed the Laudus Rosenberg U.S. Discovery Fund option to participants.  All investments not transferred out of the fund by June 7, 2010, were transferred to the JP Morgan Small Cap Equity Fund.

(4)	Related Party Transactions

The Cavanal Hill U.S. Treasury Fund is managed by a subsidiary of Bank of Oklahoma, N.A., the Plan Trustee, and therefore transactions in that fund qualify as parties-in-interest transactions.  Transactions in the ONEOK, Inc. common stock and participant loan transactions qualify as parties-in-interest transactions.

(5)	Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of participant loans per the financial statements at December 31, 2008, to Schedule H of Form 5500 (in thousands):

2008
Participant loans per the financial statements	$19,233
Deemed distributions	(32)
Participant loans per Schedule H to the Form 5500	$19,201

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008, to Schedule H of Form 5500 (in thousands):

2008
Net assets available for benefits per the financial statements	$446,202
Deemed distributions	(32)
Net assets available for benefits per Schedule H to the Form 5500	$446,170

The following is a reconciliation of deductions of net assets available for benefits per the financial statements for the year ended December 31, 2009, to total expenses per Schedule H of Form 5500 (in thousands):

2009
Deductions to net assets available for benefits per the financial statements	$32,467
Deemed distributions	(32)
Total expenses per Schedule H to the Form 5500	$32,435

Schedule 1

THRIFT PLAN FOR EMPLOYEES OF
ONEOK, INC. AND SUBSIDIARIES

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009
(In thousands, except shares)

Column (a)	Column (b)	Column (c)	Column (d)	Column (e)
Party-in-	Identity of Issue,	Description of Investment
Interest	Borrower, Lessor,	Including Maturity Date, Rate		Current
Identification	or Similar Party	of Interest, Par or Maturity Value	Cost	Value
*	Cavanal Hill U.S.
	Treasury Fund	Money market fund - 38,610,940 shares	**	$38,611
	American Beacon Large
	Cap Value Fund	Mutual fund - 2,306,323 shares	**	39,784
	Dodge and Cox
	International Stock Fund	Mutual fund - 934,672 shares	**	29,769
	Fidelity Balanced Fund	Mutual fund - 1,941,430 shares	**	31,762
	American Funds Growth
	Fund of America	Mutual fund - 252,682 shares	**	6,893
	JP Morgan Small Cap
	Equity Fund	Mutual fund - 36,593 shares	**	1,099
	Laudus Rosenberg
	U.S. Discovery Fund	Mutual fund - 1,751,639 shares	**	22,841
	Schwab Managed Retirement
	Trust Income Fund	Mutual fund - 15,741 shares	**	189
	Schwab Managed Retirement
	Trust 2010 Fund	Mutual fund - 75,717 shares	**	635
	Schwab Managed Retirement
	Trust 2020 Fund	Mutual fund - 63,940 shares	**	1,015
	Schwab Managed Retirement
	Trust 2030 Fund	Mutual fund - 135,962 shares	**	2,159
	Schwab Managed Retirement
	Trust 2040 Fund	Mutual fund - 187,933 shares	**	2,911
	Schwab Managed Retirement
	Trust 2050 Fund	Mutual fund - 111,998 shares	**	1,675
	Vanguard Primecap Fund	Mutual fund - 991,015 shares	**	61,106
	Vanguard Institutional
	Index Fund	Mutual fund - 297,276 shares	**	30,316
	PIMCO Total Return Fund	Mutual fund - 2,981,429 shares	**	32,294
	SEI Stable Asset Fund	Guaranteed investment contract fund - 1,395,625 shares	**	1,397
	Federated Capital
	Preservation Fund	Guaranteed investment contract fund - 626,732 shares	**	6,284
	Series "EE" Bonds	U.S. Government securities - 62,350 shares	**	110
*	ONEOK, Inc.	Common stock - 6,574,869 shares	**	293,042
	Westar Energy, Inc.	Common stock - 66,596 shares	**	1,466
*	Participant loans	Participant loans at interest rates from
		3.25% to 12.5% and various maturities	**	20,217
				$625,575
*	Party-in-interest
**	This column is not applicable to participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

          Thrift Plan for Employees
          of ONEOK, Inc. and Subsidiaries

          ONEOK, Inc.

Date:  June 24, 2010                                                                                                By:          /s/ Curtis L. Dinan
           Curtis L. Dinan
           Senior Vice President,
           Chief Financial Officer and Treasurer
           (Principal Financial Officer)

EXHIBIT INDEX

EXHIBIT
NUMBER                                 EXHIBIT

23	Consent of Independent Registered Public Accounting Firm